SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          INTELECT COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    458144102
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                          777 POST OAK BLVD., SUITE 950
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 19, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

          IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO. 458144102
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |   SJMB, LLC.  76-0559974
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   N/A
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 6,960,079
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | 0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 6,960,079
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | 0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   6,960,079
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |    8.6%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   CO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of Intelect Communications, Inc., a Delaware corporation ("ICOM") of 1100 Executive Drive, Richardson, Texas 75081, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.


ITEM 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

(a)-(c) This Statement is filed by SJMB, L.L.C., a Delaware corporation ("SJMBLLC"). SJMBLLC is the sole general partner of SJMB, L.P., a Delaware limited partnership ("SJMB"), and SJMBLLC's principal business is the conduct of the operations and business of SJMB. SJMBLLC's principal business is merchant banking. The principal business offices of SJMBLLC and SJMB is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJMBLLC are Charles Underbrink and John Thompson, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056.

        (d)-(e) During the five years prior to the date hereof, none of SJMBLLC nor, to the best of its knowledge, any executive officer or director of SJMBLLC
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.


ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On August 13, 1999 SJMB entered into a Repayment and Exchange Agreement (the "Agreement") related the Note that provided, among other things, SJMB the ability to convert all accrued and unpaid principal and interest into common stock. At that time, SJMB converted $1,234,739 of accrued and unpaid principal and interest into common stock. Does not include $74,632 of unpaid principal and interest which is beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. Pursuant to the Agreement, ICOM registered 9,233,550 shares of common stock which included amounts that had been converted and the remaining accrued and unpaid principal and interest outstanding. On January 19, 2000, SJMB converted an additional $6 million of accrued and unpaid principal and interest into common stock at a price equal to $1.6459 per share. As of February 9, 2000, according to ICOM's most recent S-3 filing dated February 11, 2000, SJMB has the ability acquire an additional 594,900 shares from conversion of all remaining accrued and unpaid principal and interest as calculated by ICOM and reflected in their most recent public filing to date.

SJMB also holds 1,080,000 shares of common stock issuable upon the exercise of warrants issued on April 2, 1998 and 382,500 shares of common stock issuable upon the exercise of warrants issued on January 13, 1999 and an additional 1,621,801 shares pursuant to anti-dilution provisions in such warrants as of November 10, 1998. The warrants, which were filed as Exhibit 10.70 in ICOM's 10-K dated March 31, 1998, requires ICOM to inform SJMB of events that trigger the warrant anti-dilution provisions and the impact of such events. ICOM has not formally informed SJMB of any such events subsequent to November 10, 1998. However, SJMB believes that several events have occurred that trigger the warrant anti-dilution provisions and the foregoing does not include additional shares that will be issued to SJMB nor any adjustment to the exercise price as the result of such subsequent events. SJMB has requested ICOM clarify the details of any such subsequent events and is currently waiting for such clarification. Once ICOM, in compliance with the anti-dilution provisions of the warrants, informs SJMB of the additional warrants and adjustment to the exercise priceto be issued as a result of the subsequent event, SJMB will further amend to reflect the additional shares to which it is a beneficial owner and the adjustment to the exercise price thereof.

Does not include 430,642 shares of common stock and 342,700 shares of common stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. SJMB disclaims ownership of all shares subject to the participation agreement.

Dated: February 17, 2000



                             SJMB, L.L.C.

                             By: /s/ JAMES H. HARRISON
                             Name:   James H. Harrison
                             Title:  Vice President

                             SJMB, L.P.
                             By: SJMB, L.L.C.,
                                 General Partner

                             By: /s/ JAMES H. HARRISON
                             Name:   James H. Harrison
                             Title:  Vice President